UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-32972
(Check One): ☐ Form 10-K  ☑ Form 20-F  ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I—REGISTRANT INFORMATION
Qimonda AG

Full Name of Registrant

Former Name if Applicable
Gustav-Heinemann-Ring 212

Address of Principal Executive Office (Street and number)
D-81739 Munich, Federal Republic of Germany

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III—NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     Qimonda AG (the “Company”) is delayed in preparing and filing its annual report on Form 20-F for the year ended September 30, 2008 (the “2008 Form 20-F”). The principal reason for the Company’s inability to file at this time is its recent petition to the local court in Munich to open insolvency proceedings. Since that date, the Company has been in talks with potential investors regarding a solution to keep the Company in operation beyond the end of March 2009. The Company believes it needs additional time to conclude internal discussions and further review its situation to ensure adequate disclosure of certain information relating to the state of the Company. In addition, the Company is in the process of evaluating the impact of the insolvency proceedings on its consolidated financial statements. As a result of these developments, the Company is currently unable to complete its consolidated financial statements and the remainder of its 2008 Form 20-F, with all the required disclosures, and have the 2008 Form 20-F properly certified by its current executive officers and reviewed by its independent auditors. The Company will not be in a position to file the 2008 Form 20-F by the fifteenth calendar day following the required filing date, March 31, 2009, as prescribed in Rule 12b-25, and given the time and extensive effort required to address the aforementioned developments the Company currently can not reasonably estimate when it will be in a position to file the 2008 Form 20-F.
     For further information regarding the status of the Company, please see the following filings:
     Current Report on Form 6-K filed on January 23, 2009
     Current Report on Form 6-K filed on January 27, 2009
     Current Report on Form 6-K filed on February 12, 2009
     Current Report on Form 6-K filed on February 26, 2009
     Form 25 filed by the New York Stock Exchange on March 4, 2009
     Current Report on Form 6-K filed on March 19, 2009
     The Company intends to continue to disclose material updates and developments on Form 6-K going forward.

PART IV—OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Thomas J. Seifert	+49	89 600 88 1000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company anticipates, based on the information currently available to it, that results of operations for the financial year ended September 30, 2008 will be significantly different from those for its 2007 financial year, due to significant developments in the business over the past year. The Company issued current reports on Form 6-K on February 1, 2008, April 30, 2008 and August 1, 2008 for the quarterly periods ended December 31, 2007, March 31, 2008 and June 30, 2008, respectively, and a current report on Form 6-K on December 1, 2008 containing certain preliminary information relating to its earnings for the financial year and quarterly period ended September 30, 2008. Additionally, on January 23, 2009, the Registrant filed a current report on Form 6-K announcing that the Company had petitioned to begin insolvency proceedings in Germany. Reference is made to the information presented in such reports with regard to the results for such periods.

Qimonda AG
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board

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